Exhibit 99

NEWS For Immediate Release Investor Contact Tania Almond WiderThan 571-521-1080 ir@widerthan.com
WiderThan Reports 2006 First Quarter Results
First Quarter Revenues Grow to $29 Million, an Increase of 30% Year-Over-Year
Seoul, South Korea — May 18, 2006 — WiderThan Co., Ltd. (NASDAQ: WTHN), a leading global provider of integrated mobile entertainment solutions for wireless carriers, today reported financial results for the first quarter ended March 31, 2006 and issued financial guidance for the second quarter of 2006.
First quarter 2006 revenues were $28.8 million, an increase of 29.6% over the $22.3 million recorded in the first quarter of 2005. US GAAP net income for the first quarter was $2.8 million, or $0.14 per diluted American Depositary Share (ADS), compared to $2.5 million in the prior year period, or $0.15 per diluted ADS. Included in the first quarter 2006 results was a non-cash, stock-based compensation charge of $0.7 million, compared to a charge of $0.6 million in the prior year period. Adjusted net income, which excludes non-cash stock compensation expense, was $3.5 million, or $0.17 per diluted ADS, in the first quarter 2006, compared to an adjusted net income of $3.1 million, or $0.29 per diluted ADS, in the prior year period.
Commenting on the quarter, Sang Jun Park, WiderThan’s Chief Executive Officer, said, “I am pleased to report a strong quarter, with steadily increasing usage among our clients’ subscribers around the world. Most significantly, we helped Verizon Wireless launch its V CAST branded music service in January, which now offers over 1,000,000 songs. In addition, WiderThan added to its portfolio of first-to-market innovations by introducing WordDial services with SK Telecom, giving carriers a new way to generate recurring revenues from directory services.”
F. Terry Kremian, WiderThan’s Global President, said, “Operationally, the news of the quarter was solid consumer uptake for our carriers’ music-on-demand services. We also saw Ringback Tone penetration continuing to ramp strongly at key accounts. In total, we added 1.1 million ringback tone users this quarter across our carrier customers.” Mr. Kremian continued, “Also through the quarter, we were working to launch ringback tone services for TMN, Portugal's leading mobile network operator with over five million subscribers, and a subsidiary of the Portugal Telecom Group.”
Cash, cash equivalents and short-term financial instruments on March 31, 2006, totaled $90.3 million. During the first quarter, WiderThan generated approximately $2.1 million in cash from operations.
Hoseok Kim, WiderThan’s Chief Financial Officer, commented on the company’s finances, saying “We are enjoying greater visibility into our business as Carrier Application Services increase as a percentage of our business and provide us with stable, recurring revenues. Thanks to continued positive cash flow in the first quarter, which builds on our strong balance sheet, WiderThan is adequately capitalized to execute our strategic objectives.”
Second Quarter 2006 Outlook
For the first time, WiderThan is issuing financial guidance for the second quarter of 2006 based on information as of May 17, 2006. This guidance assumes that our major currency exchange rates remain constant.

Second Quarter 2006
Net Revenues	$30.5-$32.5 million
US GAAP Net Income	$2.8-$3.5 million
Adjusted Net Income	$3.6-$4.3 million

Presentation, Conference Call and Web Cast
On Thursday, May 18, 2006 at 4:15 p.m. Eastern Daylight Time WiderThan will post to its web site at http://ir.widerthan.com a prerecorded presentation and transcript of the WiderThan management team’s review of the company’s first quarter financial performance. There will be a live question and answer (Q&A) conference call to allow analysts and investors to ask questions of the WiderThan management team at 5:00 p.m. Eastern Daylight Time that same day. A listen-only web cast of the Q&A session will be available at http://ir.widerthan.com. Those wishing to participate in the live Q&A session should use the following numbers to dial into the session:
Calling from the United States or Canada: 866-383-8009
Calling from other countries: 617-597-5342
Pass code: 98077154
An online replay of the presentation and Q&A web cast will be available at http://ir.widerthan.com following the completion of the live call and will remain available for at least 90 days.
Non-GAAP Measures
To supplement WiderThan’s consolidated financial statements presented in accordance with generally accepted accounting principles in the Unites States, or US GAAP, WiderThan uses non-GAAP measures of certain components of financial performance, including adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) and adjusted net income, which are adjusted from results based on US GAAP to exclude certain expenses. These non-GAAP results provide useful information to both management and investors by excluding certain expenses that may not be indicative of core operating results. These measures should be considered in addition to results prepared in accordance with US GAAP, but should not be considered a substitute for, or superior to, US GAAP results. The non-GAAP measures included in this press release have been reconciled to the nearest US GAAP measure.
These non-GAAP measures exclude the following items from the Company’s statement of operations:
•	Non-cash stock-based compensation expense, depreciation and amortization expense
About WiderThan
WiderThan is a leading provider of integrated mobile entertainment solutions for wireless carriers. Our applications, content and services enable wireless carriers to a broad range of mobile entertainment, such as ringback tones, music-on-demand, mobile games, ringtones, messaging and information services, to their subscribers. WiderThan currently provides mobile entertainment solutions to more than 45 wireless carriers in over 20 countries, including SK Telecom in Korea, Cingular Wireless, Sprint Nextel, T-Mobile USA and Verizon Wireless in the United States, Bharti Airtel in India and Globe Telecom in the Philippines.
Forward-Looking and Cautionary Statements
Any statements in this announcement about the future expectations, plans or prospects of WiderThan, including statements containing the words “believe,” “plan,” “anticipate,” “expect,” “estimate,” “will” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including factors described in WiderThan’s annual report on Form 20-F. These factors include the fluctuations of revenues and earnings, our reliance on SK Telecom to generate a majority of revenues and as a partner to develop and test services, the fact that the markets in which we operate are highly competitive, the challenges of global expansion, the lack of any contractual obligation for our carrier customers to use our services, the fact that a substantial portion of our revenues are subject to pricing decisions of carrier customers, the consolidation among our potential customer base, the dynamics of the wireless carrier markets in which our largest potential customers compete with one another, the fact that our carrier customers could begin developing and/or providing some or all of our carrier application services on their own, our dependence on ringback tone service for a significant portion of our revenue, potential increases in royalty rates payable to music label companies, currency exchange rate fluctuations, maintaining an effective system of internal controls and complying with regulations required by the telecom industry and in Korea. The forward-looking statements included in this announcement represent WiderThan’s view as of the date of this release. WiderThan anticipates that subsequent events and developments may cause WiderThan’s views to change. However, WiderThan disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document. These forward-looking statements should not be relied upon as representing WiderThan’s views as of any date subsequent to the date of this announcement.
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WiderThan Co., Ltd.
Condensed Consolidated Statements of Operations (Unaudited)
(In thousands of US dollars, except share and per share information)

	Three Months Ended March 31,
	2005	2006
Revenues
Service revenues
Carrier application services	$12,153	$20,628
Content services	5,735	3,468
Professional and other services	2,180	2,393

Total service revenues	20,068	26,489
System sales	2,196	2,358

Total revenues	$22,264	$28,847

Costs and expenses (Note A)
Cost of service revenues (exclusive of depreciation and amortization, as shown below)	7,222	9,785

Cost of system sales (exclusive of depreciation and amortization, as shown below)	1,053	1,395
Depreciation and amortization	980	1,271
Selling and marketing	961	684
General and administrative	6,055	9,106
Research and development	2,624	3,005

Total costs and expenses	$18,895	$25,246

Operating income	$3,369	$3,601

Other income
Interest income	122	835
Foreign exchange gain, net	60	(272)

Total other income	$182	$563

Income before taxes, minority interest and earnings from equity method investment	3,551	4,164
Income taxes	909	1,576

Income before minority interest and earnings from equity method investment	2,642	2,588

Minority Interest	—	11
Gain (loss) from equity method investment	(115)	77

Income before cumulative effect of a change in accounting principle	$2,527	$2,676

Cumulative effect on prior years of retroactive application of FAS123(R)	$—	$150

Net Income	$2,527	$2,826

Accretion of preferred shares	(328)	—
Amounts allocated to participating preferred shareholders	(642)	—

Net income attributable to common shares	$1,557	$2,826

Earning per share — basic	$0.15	$0.14

Earning per share — diluted	$0.15	$0.14

Weighted average number of shares — basic	10,500,000	19,807,216

Weighted average number of shares — diluted	10,523,177	20,298,361

Note A: The following stock compensation expenses resulting from our stock options, ESOA and VSO are included in the following expense categories:

	Three Months Ended March 31,
	2005	2006
Cost of service revenues	$54	$92
Cost of system sales	5	6
General and administrative	382	550
Research and development	117	59

Total	$558	$707

WiderThan Co., Ltd.
Condensed Consolidated Balance Sheet
(In thousands of US dollars)

	December 31,	March 31,
	2005	2006
	(Audited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$71,171	$49,148
Short-term financial instruments	14,851	41,178
Accounts receivable, net	34,924	29,662
Deferred costs	5,589	6,153
Other current assets	2,745	2,800

Total current assets	129,280	128,941

Property, plant and equipment, net	10,346	10,524
Goodwill	18,673	19,415
Other non-current assets	10,034	10,283

Total assets	$168,333	$169,163

Liabilities and Stockholders’ Equity
Current liabilities Accounts payable	22,636	20,513
Deferred income	6,614	5,256
Accrued expenses	6,099	4,480
Taxes payable	2,620	2,217
Other current liabilities	3,753	2,993
Cash Appreciation Right liability	1,210	1,210

Total current liabilities	42,932	36,669
Non-current liabilities
Long-term deferred income	3,158	1,654
Other non-current liabilities	1,247	1,867

Total liabilities	$47,337	$40,190

Commitments and contingencies
Minority interest	$(133)	$(149)

Stockholders’ equity
Common stock: Won 500 par value;
authorized 30 million shares, issued and outstanding 10.5 million, and 19.8 million shares in 2005 and 2006, respectively	$8,871	$8,871
Additional paid-in capital	88,454	88,097
Retained earnings	17,805	20,631
Accumulated other comprehensive income	5,999	11,523

Total stockholders’ equity	121,129	129,122

Total liabilities and stockholders’ equity	$168,333	$169,163

WiderThan Co., Ltd.
Condensed Consolidated Statement of Cash Flows (Unaudited)
(In thousands of US dollars)

Three Months Ended
March 31, 2006
Cash flows from operating activities:
Net income	$2,826

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,271
Stock compensation expenses	707
Cumulative effect on prior years of retroactive application of FAS123R	(150)
Foreign exchange translation loss, net	272
Equity in gain of related equity investment	(77)
Provision for severance benefits	311

Change in operating assets and liabilities:
Decrease in accounts receivable	6,351
Increase in deferred costs	(341)
Decrease in other assets	185
Decrease in trade accounts payable	(3,011)
Increase in deferred income	(1,615)
Decrease in accrued expenses	(1,852)
Decrease in taxes payable	(504)
Payment of severance benefits	(8)
Decrease in other liabilities	(2,265)

Net cash provided by (used in) operating activities	2,100

Cash flows from investing activities:
Increase in short-term financial instruments, net	(26,327)
Purchase of property, plant and equipment	(943)

Net cash used in investing activities	(27,270)

Cash flows from financing activities:
Increase in minority interest	(11)

Net cash provided by financing activities	(11)

Effect of exchange rate changes on cash and cash equivalents	3,158

Net decrease in cash and cash equivalents	(22,023)

Cash and cash equivalents:
Beginning of year	71,171

End of period	49,148

WiderThan Co., Ltd.
Reconciliation of Non GAAP Measures to GAAP (unaudited)
(In thousands of US dollars, except share and per share information)

	Three Months Ended March 31,
	2005	2006
Reconciliation to adjusted EBITDA:
Net income	$2,527	$2,826
Cumulative effect on prior years of retroactive application of FAS123(R)	—	(150)
(Gain) loss from equity method investment	115	(77)
Minority Interest	—	(11)
Income taxes	909	1,576
Total other (income) loss	(182)	(563)
Depreciation and amortization	980	1,271
Stock compensation expenses	558	707

Adjusted EBITDA	$4,907	$5,579

	Three Months Ended March 31,
	2005	2006

Reconciliation to adjusted net income:
Income before cumulative effect of a change in accounting principle	$2,527	$2,826
Stock compensation expenses	558	707

Adjusted net income	$3,085	$3,533

Adjusted net income per share — diluted	$0.29	$0.17
Weighted average number of shares — diluted	10,523,177	20,298,361
WiderThan Co., Ltd.
Selected Operational Data for Carrier Application Services

	As of and for the Three Months Ended March 31,
	2005	2006
Ringback tones:
Number of carriers (1)	5	7
Number of accessible subscribers (2) (in millions)	106.7	141.9
Number of ringback tone subscribers (3) (in millions)	10.5	15.4
Inter-carrier messaging:
Number of carriers (1)	25	31
Number of messages delivered (4) (in billions)	3.1	7.8
Music-on-demand:
Number of carriers (1)	1	2
Number of accessible subscribers (2) (in millions)	19.0	72.7

Notes:
(1)	Represents the aggregate number of carriers for which the relevant service was in operation during the relevant period.

(2)	Represents the approximate aggregate number of our carriers customers’ wireless subscribers at the end of the relevant period as reported publicly by our carrier customers.

(3)	Represents the aggregate number of subscribers to the ringback tone service provided by our carrier customers during the relevant period.

(4)	Represents the aggregate number of messages delivered by means of our inter-carrier messaging service on behalf of our carrier customers during the relevant period.
WiderThan Co., Ltd.
Geographic Revenue Distribution

	As of and for the Three Months Ended March 31,
	2005	2006
Korea	67%	62%
America	24%	32%
Asia (ex-Korea)	8%	6%
EMEA	1%	0%